Saipem



08005293

Eni

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 436
San Donato M.se, October 1, 2008

SEC
Mail Processing
Section

OCT 3 2008

Washington, DC
100

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 17th September 2008
- Saipem Press Release dated 25th September 2008

PROCESSED
OCT 15 2008
THOMSON REUTERS

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Giulio Bozzini, telephone number -- (2) 52033202 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem
General Affairs Dept.
Company's Secretary Office Manager
Michele Nebbioli


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY MANAGEMENT
001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of August 2008, September 2008

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni

Saipem Press Release

San Donato Milanese (Milan), 17 September 2008 – A serious work related accident occurred today in the afternoon aboard of Saipem 7000 vessel, during the operations for the laying of the MEDGAZ trans-Mediterranean pipeline in international waters between Algeria and Spain. Three people deceased, while one is missing and other four are injured. The company is currently investigating the causes of the accident.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@Saipem.eni.it

Saipem

Eni

Saipem awarded new offshore drilling contracts worth USD 830 million

San Donato Milanese (Milan), 25 September 2008 – Saipem has been awarded three new offshore drilling contracts worth a total value of approximately USD 830 million. The contracts are for the charter of Saipem's Scarabeo 7, Scarabeo 3 and Scarabeo 6 offshore drilling rigs, in West Africa and Egypt.

The first contract has been assigned to Saipem by Eni, which will use Saipem's Scarabeo 7 off the coasts of West Africa for 3 years, with work commencing in the fourth quarter of 2011. Scarabeo 7 is a fourth-generation semi-submersible rig capable of operating in water depths of up to 1,500 metres and drilling to depths of up to 8,500 metres.

The second contract has been assigned to Saipem by Addax Petroleum, extending their charter of Saipem's semi-submersible Scarabeo 3 rig for use off the coast of Nigeria, for a period of two years. Scarabeo 3 is a second-generation semi-submersible rig capable of operating in water depths of up to 500 metres and drilling to depths of up to 8,000 metres.

The third contract, awarded to Saipem by Burullus Gas Company, is for the extension of the charter of Saipem's semi-submersible Scarabeo 6 rig, for use in Egyptian waters for one year, taking effect in the first quarter of 2010. Scarabeo 6 is a third-generation semi-submersible rig capable of operating in water depths of up to 780 meters and drilling to depths of up to 7,500 metres.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@Saipem.eni.it

END